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                     REAL ESTATE PURCHASE AND SALE AGREEMENT

         THIS REAL ESTATE PURCHASE AND SALE AGREEMENT ("AGREEMENT") is entered into as of the Effective Date (as hereinafter defined) between COLEMAN OIL & GAS CO., a New Mexico corporation, and GEORGE E. COLEMAN (collectively, the "SELLER") and KEY FOUR CORNERS, INC., a Delaware corporation ("PURCHASER").

                              W I T N E S S E T H:

         In consideration of the mutual covenants set forth herein and in consideration of the earnest money deposit herein called for, the receipt and sufficiency of which are hereby acknowledged by Seller, the parties hereto hereby agree as follows:

         Section 1. Sale and Purchase. Seller shall sell, convey, and assign to Purchaser, and Purchaser shall purchase and accept from Seller, for the Purchase Price (hereinafter defined) and on and subject to the terms and conditions herein set forth, the following:

                  a. the tracts or parcels of land situated in San Juan County, New Mexico more particularly described in Exhibit A hereto together with all rights and interests appurtenant thereto, including all of Seller's right, title, and interest in and to adjacent streets, alleys, rights-of-way, and any adjacent strips or gores of real estate (the "LAND"); any and all right, title and interest of Seller in and to any oil, gas or other minerals or mineral rights of whatever nature or character in, on or beneath the Land and/or appurtenant thereto (the "MINERALS"); any and all right, title and interest of Seller, to the present or future use of wastewater, wastewater capacity, drainage, water or other utility facilities to the extent same pertain to or benefit the Land or the Improvements, including, without limitation, any and all reservations of or commitments or letters covering any such use in the future, whether now owned or hereafter acquired (the "UTILITIES"); all fixtures and improvements located on the Land (the "IMPROVEMENTS"); and all rights, titles, and interests appurtenant to the Land and Improvements;

                  b. all tangible personal property and fixtures of any kind attached to or used in connection with the ownership, maintenance, or operation of the Land or Improvements (the "PERSONALTY"), including without limitation those items described in Exhibit B hereto; and

                  c. all (i) contracts or agreements, such as maintenance, service, or utility contracts (the, "PROPERTY AGREEMENTS"), to the extent Purchaser elects to take assignment thereof, (ii) warranties, guaranties, indemnities and claims, (iii) licenses, permits or similar documents, (iv) telephone exchanges, trade names, marks and other identifying material, (v) plans, drawings, specifications, surveys, engineering reports and other technical information, (vi) insurance contracts or policies, to the extent Purchaser elects to take assignment thereof, and (vii) other property (real, personal, or mixed), owned or held by Seller that relates, in any way, to the

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         design, construction, ownership, use, leasing, maintenance, service or operation of the Land, Minerals, Utilities, Improvements or Personalty.

The above listed items are herein collectively called the "PROPERTY". All of the Property shall be conveyed, assigned, and transferred to Purchaser at Closing (hereinafter defined) free and clear of all liens, claims, easements, and encumbrances whatsoever except for the Permitted Encumbrances (hereinafter defined).

         Section 2. Purchase Price. The price for which Seller shall sell and convey the Property to Purchaser, and which Purchaser shall pay to Seller, is One Million and Seven Thousand and NO/100 Dollars ($1,007,000.00) ("PURCHASE PRICE"). The Purchase Price shall be payable in cash or cash equivalent at the Closing (hereinafter defined).

         Section 3. Earnest Money. Within five (5) business days after the execution hereof, Purchaser shall deliver to San Juan County Abstract & Title Company, 111 N. Orchard Avenue, Farmington, New Mexico 87401 Attn: Mr. Rob Grinage ("TITLE COMPANY") a check in the amount of $50,000.00 which the Title Company shall immediately deposit for collection in an interest bearing account. As used in this Agreement, the term "EARNEST MONEY" shall mean the amount so deposited by Purchaser, together with all interest earned thereon while in the custody of Title Company. The "EFFECTIVE DATE" of this Agreement shall be the date the Earnest Money and a fully executed copy of this Agreement is delivered to the Title Company and such delivery is acknowledged by the Title Company.

         Section 4. Independent Consideration. Contemporaneously with the delivery of the Earnest Money, Purchaser shall deliver to Seller and Seller hereby acknowledges the receipt of, a check in the amount of FIFTY AND NO/100 DOLLARS ($50.00) ("INDEPENDENT CONSIDERATION"), which amount the parties bargained for and agreed to as consideration for the Seller's grant to Purchaser of Purchaser's exclusive right to purchase the Property pursuant to the terms hereof and for Seller's execution, delivery and performance of this Agreement. This Independent Consideration is in addition to and independent of any other consideration or payment provided in this Agreement, is nonrefundable under any circumstances, and shall be retained by Seller notwithstanding any other provisions of this Agreement.

         Section 5.        Delivery of Information by Seller.

                  a. Within fifteen (15) days after the Effective Date, Seller, at its sole cost and expense, shall deliver or cause to be delivered to Purchaser the following:

                           i. commitment for Title Insurance ("TITLE
                  COMMITMENT") from the Title Company, underwritten by Chicago Title Insurance Company or Commonwealth Land Title Insurance Company, setting forth the status of the title of the Land and Improvements and showing all liens, claims, encumbrances, easements, rights-of-way, encroachments, reservations, restrictions, and all other matters of record affecting the Land or Improvements; and

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                           ii. a true, complete, and legible copy of all
                  documents referred to in the Title Commitment ("TITLE COMMITMENT DOCUMENTS").

                  b. Within fifteen (15) days after a request from Purchaser, Seller, at its sole cost and expense, shall deliver to Purchaser an updated survey ("SURVEY") consisting of a plat and field notes prepared by a licensed surveyor acceptable to Purchaser and Title Company, which Survey shall (i) reflect the actual dimensions of, and area within, the Land, the location of any easements, setback lines, encroachments, or overlaps thereon or thereover, and the outside boundary lines of all Improvements, (ii) identify by recording reference all easements, set back lines, and other matters referred to in the Title Commitment, (iii) include the surveyor's registered number and seal, the date of the Survey, and a certificate satisfactory to Purchaser, (iv) reflect that there is access to and from the Land from a publicly dedicated street or road, (v) be sufficient to cause the Title Company to delete the printed exception for "discrepancies, conflicts or shortages in area or boundary lines, or encroachments, or any overlapping of improvements" in the Owner's Title Policy to be delivered pursuant to Section 9 hereof, (vi) reflect any area within the Land that has been designated by the Federal Insurance Administration, the Army Corps of Engineers, or any other governmental agency or body as being subject to special or increased flooding hazards, and (vii) in general, comply with the requirements for an ALTA survey. For purposes of the property description to be included in the general warranty deed to be delivered pursuant to Section 9 hereof, the field notes prepared by the surveyor shall control any conflicts or inconsistencies with Exhibit A hereto, and such field notes shall be incorporated herein by this reference upon their completion and approval by Purchaser.

                  c. Within fifteen (15) days after the Effective Date of this Agreement, Seller, at its sole cost and expense, shall deliver to Purchaser current searches of all Uniform Commercial Code financing statements filed with the Office of the Secretary of State of New Mexico and the County Clerk of San Juan County, New Mexico against Seller and Seller's predecessors in title reflecting all effective financing statements then of record relating to the Property or any part thereof.

                  d. Within fifteen (15) days after the Effective Date of this Agreement, Seller, at its sole cost and expense, shall deliver to Purchaser (i) legible copies of all Property Agreements; (ii) copies of all engineering and technical reports in the possession of Seller or its representatives that concern the Land or Improvements, including oils testing reports and reports of environmental or hazardous waste inspections or surveys; (iii) copies of all plans and specifications that describe or relate to the Improvements; and (iv) profit and loss statements reflecting the results of operation of the Property for the preceding year. The documents described in this Section 5(d) are herein collectively called the "DOCUMENTS", and the information contained in the Documents is herein collectively called the "INFORMATION".

         Section 6. Right of Inspection; Contingency Period. From the Effective Date to the Closing Date, Seller shall afford Purchaser and its representatives a continuing right to inspect, at reasonable hours, the Property, and all books, records, contracts, and other documents or data pertaining to the ownership,

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operation, or maintenance of the Property; provided, however, that in conducting its inspection Purchaser shall not unreasonably interfere with the business and operations of the Seller.

         Section 7. Title. Purchaser shall have the right, within ten (10) days after receipt of the last of the Title Commitment, Title Documents, Survey, UCC search and Documents, to object in writing to any Material Encumbrances (as hereinafter defined) reflected by the Title Commitment, Survey or UCC search. If a notice of objection is not given during such ten (10) day period, then it

::ODMA\PCDOCS\DOCS\136430\4
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shall be deemed that all matters reflected by the Survey and Title Commitment are "PERMITTED ENCUMBRANCES". Seller shall use reasonable efforts, at its sole cost, to cure or remove all Material Encumbrances and give Purchaser written notice thereof before Closing; provided, however, that Seller, at its sole cost, shall be obligated to cure or remove at or before Closing all mortgages, deeds of trust, judgment liens, mechanics and materialmen's liens, and other liens against the Property, whether or not Purchaser objects thereto. Further, Seller shall cause any leases relating to the Land and Improvements to be terminated on or before Closing. If Seller does not timely cause all of the Material Encumbrances to be removed or cured, and timely written notice thereof to be given to Purchaser, then Purchaser shall have the right to either (i) terminate this Agreement in accordance with Section 12(b) hereof by delivering notice to Seller, or (ii) attempt to remove or cure the Material Encumbrances and deduct the cost of such removal or cure from the Purchase Price, or (iii) elect to purchase the Property subject to the Material Encumbrances, other than liens that Seller is obligated to cure or remove, and the Material Encumbrances (other than liens that Seller is obligated to cure or remove) subject to which Purchaser elects to purchase the Property shall thereafter be Permitted Encumbrances, and with a reduction in the Purchase Price to reflect the diminution in value of the Property. For the purposes of this Agreement, a "MATERIAL ENCUMBRANCE" shall mean a lien, or an encumbrance on the Property which affects Seller's ability to convey good, marketable and indefeasible title to the Property to Purchaser or materially interferes with Purchaser's intended use of the Property.

         Section 8. Seller's Representations, Warranties, and Covenants. Seller hereby represents and warrants to, and covenants with, Purchaser that:

                  a. Seller has full right, power, and authority to execute and deliver this Agreement and to consummate the purchase and sale transactions provided for herein without obtaining any further consents or approvals from, or the taking of any other actions with respect to, any third parties. This Agreement, when executed and delivered by Seller and Purchaser, will constitute the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

                  b. Seller has good, marketable and indefeasible title in fee simple to the Land and Improvements, free and clear of all liens (except those liens that will be released at or before Closing), and no party, except as herein set forth, has or shall have on the Closing Date any rights in, or to acquire, the Property.

                  c. The Land is not located within an area that has been designated by the Federal Insurance Administration, the Army Corps of Engineers, or any other governmental agency or body as being subject to special flooding hazards.

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                  d. Seller is the owner of all Personalty free and clear of all material liens, claims or encumbrances, except liens and security interests that will be released at or before Closing.

                  e. The copies of all Documents, Title Commitment Documents and other documents delivered by or on behalf of Seller to Purchaser pursuant to this Agreement shall be true and complete in all material respects and, to the best of Seller's knowledge and belief, the information shall be true and complete in all material respects.

                  f. There are no actions, suits, claims, assessments, or proceedings pending or, to the knowledge of Seller, threatened that could materially adversely affect the ownership, operation, or maintenance of the Property or Seller's ability to perform hereunder.

                  g. All bills and other payments due with respect to the ownership, operation, and maintenance of the Property have been paid or to be paid prior to Closing in the ordinary course of business.

                  h. From the Effective Date until the Closing Date, Seller shall: (i) operate the Property in a good and businesslike manner in accordance with good and prudent business practices; (ii) continue all Property Agreements, and insurance policies or contracts relative to the Property in full force and effect and neither cancel, amend, nor renew any of the same without Purchaser's prior written consent; (iii) not commit or permit to be committed any waste to the Property; (iv) not, without the prior written consent of Purchaser, enter into any agreement or instrument or take any action that would encumber the Property after Closing, that would bind Purchaser or the Property after Closing, or that would be outside the normal scope of maintaining and operating the Property; and (v) not remove any item of the Personalty from the Land or Improvements unless it is replaced with an item of at least equal value that is properly suited for its intended purpose.

                  i. There are no labor disputes, organizational campaigns, or union contracts existing or under negotiation with respect to the Property or the operation thereof. There are no employees engaged in the operation or maintenance of the Property for whom Purchaser will be responsible after Closing.

                  j. Attached hereto as Exhibit C is a complete and correct list of all Property Agreements setting forth the identity of the parties thereto, the date of such agreement, the consideration payable thereunder, the services to be rendered thereunder, and the expiration date thereof. Except as otherwise expressly indicated on Exhibit C, all of the Property Agreements are cancelable on thirty (30) or fewer days notice, without payment of any cancellation consideration.

                  k. None of the current or past operations of the Property is being or has been conducted or used in such a manner as to constitute a violation of any Environmental Law (defined below) that would or might result in a Material Adverse Effect (defined below). The Seller has not received any notice (whether formal or informal, written or oral) from

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         any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to violations of any Environmental Law or regarding any claims for remedial obligations or contribution for removal costs or damages under any Environmental Law. There are no writs, injunction decrees, orders or judgments outstanding, or lawsuits, claims, proceedings or investigations pending or, to the knowledge of Seller, threatened, relating to the ownership, use, maintenance or operation of the Property, nor, to the knowledge of any of Seller, is there any basis for any of the foregoing.
         Purchaser will not be required to obtain any permits, licenses or similar authorizations pursuant to any Environmental Law after the Closing Date to operate and use any of the Property for their current or proposed purposes and uses, except for permits, licenses or similar authorizations that would not have a Material Adverse Effect. The Property includes all environmental and pollution control equipment necessary for material compliance with applicable Environmental Law. Except as disclosed in Schedule 8(k) hereof, (i) no Hazardous Materials (defined below) have been or are currently being used by Seller in the operation of the Property, (ii) no Hazardous Materials are or have ever been situated in, on or under the Property, (iii) there are no, and there have never been any, underground storage tanks (as defined under Environmental Law) located under the Property, and (iv) there are no environmental conditions or circumstances, including the presence or release of any Hazardous Materials, on the Property, or on any property on which Hazardous Materials generated by Seller's operations or the use of the Property were disposed of, to the extent any of the above individually or in the aggregate would or might result in a Material Adverse Effect. The term "ENVIRONMENTAL LAW" means any and all laws, rules, orders, regulations, statutes, ordinances, codes, decrees, and other legally enforceable requirements (including, without limitation, common law) of the United States, or any state, regional, city, local, municipal or other governmental authority or quasi-governmental authority, regulating, relating to, or imposing environmental standards of conduct concerning protection of the environment or human health, or employee health and safety as from time to time has been or is now in effect. The term "HAZARDOUS MATERIALS" means (x) asbestos, polychlorinated biphenyls, urea formaldehyde, lead based paint, radon gas, petroleum, oil, solid waste, pollutants and contaminants, and (y) any chemicals, materials, wastes or substances that are defined, regulated, determined or identified as toxic or hazardous in any Environmental Law. The term "MATERIAL ADVERSE EFFECT" when used in this Agreement shall mean any adverse effect on the business, operations, assets or financial condition or results of operations of the party or parties at issue which can reasonably be expected to have an effect in excess of $200,000.00.

                  l. The current zoning classification of the Property is small commercial and light industrial; the Improvements have been constructed and are being occupied and maintained in compliance therewith; and there are no proceedings pending or contemplated to alter such zoning classification.

If (i) any of Seller's representations and warranties set forth in this Section 8 are untrue in any material respect, or (ii) at any time at or before Closing there is any material change with respect to the matters represented and warranted by Seller pursuant to this Section 8, then Seller shall give Purchaser prompt written notice thereof, and Purchaser shall have the right to terminate

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this Agreement in accordance with Section 12(b) hereof by delivering notice to
Seller at any time at or before the Closing. All of Seller's representations and warranties stated herein shall survive the Closing for a period of two (2) years.

         Section 9. Closing. The closing ("CLOSING") of the sale of the Property by Seller to Purchaser shall occur on the second business day following the satisfaction by all parties hereto of all of the conditions to the Closing or as soon as practicable thereafter, but in any event, no later than November 1, 1997 (the "CLOSING DATE"). Time is of the essence with regard to the Closing Date. The Closing shall occur in the offices of Laflin, Lieuwen, Tucker, Pick & Heer, P.A., 6400 Uptown Blvd., Northeast, Suite 600 West, Albuquerque, New Mexico 87110 commencing prior to 5:00 PM, New Mexico time, on the Closing Date. At the Closing the following, which are mutually concurrent conditions, shall occur:

                  a. Purchaser, at its sole cost and expense, shall deliver or cause to be delivered to Seller the following:

                           i. Cashier's check, or the check of the Title
                  Company, made payable to the order of Seller, or immediately available cash funds, in the amount of the Purchase Price as specified in Section 2 hereof, adjusted in accordance with
                  Section 9(c) hereof; and

                           ii. Evidence satisfactory to Seller and Title
                  Company that the person executing the Closing documents on behalf of Purchaser has full right, power, and authority to do so.

                  b. Seller, at its sole cost and expense, shall deliver or cause to be delivered to Purchaser the following:

                           i. General Warranty Deed in the form of Exhibit D hereto, fully executed and acknowledged by Seller, conveying to Purchaser the Land and Improvements, subject only to the Permitted Encumbrances;

                           ii. Bill of Sale and Assignment in the form of
                  Exhibit E hereto, fully executed and acknowledged by Seller, assigning, conveying, and transferring all of the Property other than the Land and Improvements, to Purchaser, subject only to the Permitted Encumbrances;

                           iii. Owner's Policy of Title Insurance in the amount
                  of the Purchase Price issued by Title Company (with such reinsurance as Purchaser may require), insuring that Purchaser is the owner of the Land and Improvements subject only to the Permitted Encumbrances and the standard printed exceptions included in an ALTA standard form owner's policy of title insurance; provided, however, that (A) the standard exception for discrepancies, conflicts, or shortages in area shall be deleted; (B) such policy shall have "None of Record" endorsed regarding restrictions except for restrictions that are Permitted Encumbrances; (C) the rights of parties in


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                  possession shall be limited only to those holding under
                  written leases; (D) the standard exception for taxes shall be limited to the year in which the Closing occurs, marked "not yet due and payable", and subsequent years and subsequent assessments for prior years due to change in land usage or ownership; and (E) the Owner's Policy shall provide comprehensive coverage, lien coverage and gap coverage;

                           iv. Current certificate issued by company acceptable
                  to Purchaser reflecting that since the date of the searches furnished pursuant to Section 5(c) hereof no Uniform Commercial Code filings, chattel mortgages, assignments, pledges, or other encumbrances have been filed in the offices of the Secretary of State of the State of New Mexico or the County Clerk of San Juan County with reference to the Property;

                           v. Evidence satisfactory to Purchaser and the Title
                  Company that the persons executing and delivering the Closing documents on behalf of Seller have full right, power and authority to do so;

                           vi. Certificate executed by Seller stating that, as
                  of the Closing Date, each of Seller's representations and warranties set forth in Section 8 hereof is true and correct;

                           vii. Certificate meeting the requirements of Section
                  1445 of the Internal Revenue Code of 1986, as amended, executed and sworn to by Seller; and

                           viii. Such other instruments as are customarily
                  executed in New Mexico to effectuate the conveyance of property similar to the Property, with the effect that, after the Closing, Purchaser will have succeeded to all of the rights, titles, and interests of Seller related to the Property and Seller will no longer have any rights, titles, or interests in and to the Property.

                  c. All normal and customarily proratable items, including without limitation real estate and personal property taxes, utility bills, rents, interest, and Property Agreement payments shall be prorated as of the Closing Date, Seller being charged and credited for all of same up to such date and Purchaser being charged and credited for all of same on and after such date. If the actual amounts to be prorated are not known as of the Closing Date, the prorations shall be made on the basis of the best evidence then available, and thereafter, when actual figures are received, a cash settlement will be made between Seller and Purchaser. The provisions of this Section 9(c) shall survive the Closing.

                  d. Seller shall pay all costs and liabilities relating to the Property that arise out of or are attributable to the period prior to the Closing Date, and shall indemnify and hold harmless Purchaser from such costs and liabilities and from all reasonable attorneys' fees expended by Purchaser in connection therewith; provided, however, that Seller's obligations under this indemnity shall be subject to the provisions of Paragraph 8(k). Seller shall have the right to receive all proceeds relating to the Property that are properly allocable to

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         the period before the Closing Date, and Purchaser shall have the right to receive all proceeds relating to the Property that are properly allocable to the period from and after the Closing Date. Purchaser shall pay all costs and liabilities relating to the Property that arise out of or are attributable to the period from and after the Closing Date, except such costs and liabilities that arise out of or result from a breach by Seller of its representations and warranties set forth in Section 8 hereof, and Purchaser shall indemnify and hold harmless Seller from such costs and liabilities and from all reasonable attorneys' fees expended by Seller in connection therewith. This
         Section 9(d) shall survive the Closing.

                  e. Upon completion of the Closing, Seller shall deliver to Purchaser possession of the Property free and clear of all tenancies of every kind and parties in possession, with all parts of the Property (including without limitation the Improvements and Personalty) in the same condition as on the date hereof, normal wear only excepted.

         Section 10. Commissions. Seller shall defend, indemnify, and hold harmless Purchaser, and Purchaser shall defend, indemnify, and hold harmless Seller, from and against all claims by third parties for brokerage, commission, finders, or other fees relative to this Agreement or the sale of the Property, and all court costs, attorneys' fees, and other costs or expenses arising therefrom, and alleged to be due by authorization of the indemnifying party.

         Section 11. Destruction, Damage or Taking Before Closing. If, before Closing, all or any part of the Land, Minerals, Utilities, Improvements or Personalty are destroyed or damaged, or become subject to condemnation or eminent domain proceedings, then Seller shall promptly notify Purchaser thereof. Purchaser shall have the right to terminate this Agreement or may elect to proceed with the Closing (subject to the other provisions of this Agreement). In the event Purchaser elects to proceed to Closing, Purchaser shall be entitled to all insurance proceeds or condemnation awards payable as a result of such damage or taking and, to the extent the same may be necessary or appropriate, Seller shall assign to Purchaser at Closing Seller's rights to such proceeds or awards. If, within ten (10) business days of receipt of Seller's notice respecting the damage, destruction, or taking, Purchaser notifies Seller of its intent to terminate this Agreement, then this Agreement shall be deemed terminated pursuant to Section 12(b) hereof.

         Section 12.       Termination and Remedies.

                  a. If Purchaser fails to consummate the purchase of the Property pursuant to this Agreement for any reason other than termination hereof pursuant to a right granted to Purchaser in Sections 6, 7, 8, 11 and 13 hereof, then Seller, as its sole remedies, shall have the right to: (i) terminate this Agreement by notifying Purchaser thereof, in which event Title Company shall deliver the Earnest Money to Seller as liquidated damages, whereupon neither Purchaser nor Seller shall have any further rights or obligations hereunder, or (ii) enforce specific performance of the obligations of Purchaser hereunder.

                  b. If Purchaser terminates this Agreement pursuant to Section 6, 7, 8, 11 or 13 hereof, then Title Company shall return the Earnest Money to Purchaser, whereupon neither party hereto shall have any further rights or obligations hereunder.


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                  c. If Seller fails to consummate the sale of the Property
         pursuant to this Agreement for any reason other than termination hereof pursuant to Section 13, Purchaser's failure to perform its obligations hereunder or termination hereof by Purchaser in accordance with Section 12(b), then Purchaser, as its sole remedies, shall have the right to:
         (i) terminate this Agreement by notifying Seller thereof, in which case Title Company shall return the Earnest Money to Purchaser and neither party hereto shall have any further rights or obligations hereunder; or
         (ii) enforce specific performance of the obligations of Seller hereunder.

                  d. Seller and Purchaser hereby acknowledge and agree that they have included the provision for payment of liquidated damages in
         Section 12(a) because, in the event of a breach by Purchaser, the actual damages to be incurred by Seller can reasonably expected to approximate the amount of liquidated damages called for herein and because the actual amount of such damages would be difficult if not impossible accurately to measure.

         Section 13. Consideration. A material part of the consideration to the Seller for selling is that the Seller has the option to qualify this transaction as part of a tax deferred exchange under Section 1031 of the Internal Revenue Code. Buyer agrees to cooperate in the exchange provided Buyer incurs no additional liability, cost or expense.

         Section 14. Conditions to Closing. This Agreement is expressly conditioned upon the consummation of an Asset Purchase Agreement dated on or about September 2, 1997, between Purchaser, Key Energy Group, Inc., Seller, Big A Well Service Co., Sunco Trucking Co. and Justis Supply Co., Inc. (the "ASSET PURCHASE AGREEMENT"). In the event the Asset Purchase Agreement is not consummated for any reason, Seller shall have no further obligation to sell and Purchaser shall have no further obligation to purchase the Property and this Agreement shall be automatically terminated and of no further force and effect.

         Section 15. Notices. All notices provided or permitted to be given under this Agreement must be in writing and may be served by depositing same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested; by delivering the same in person to such party; transmitted by Federal Express or a similar generally recognized overnight carrier generally providing proof of delivery; by prepaid telegram or telex; or by facsimile copy transmission. Notice given in accordance herewith shall be effective upon receipt at the address of the addressee. For purposes of notice, the addresses of the parties shall be as follows:

         If to Seller, to:          George E. Coleman, President
                                    Coleman Oil & Gas Co.
                                    1800 McDonald Road
                                    Farmington, New Mexico 87401
                                    (505)
                                    Facsimile: (505)327-4962

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


         with a copy to:            Laflin, Lieuwen, Tucker, Pick, & Heer, P.A.
                                    6400 Uptown Boulevard Northeast
                                    Suite 600 West
                                    Albuquerque, New Mexico 87110
                                    Attn: John N. Lieuwen, Esquire
                                    (505)883-0679
                                    Facsimile: (505) 883-5834


         If to Purchaser, to:       Key Four Corners, Inc.
                                    Two Tower Center, Tenth Floor
                                    East Brunswick, New Jersey 08816
                                    Attn: General Counsel
                                    (908)247-4822
                                    Facsimile:  (908) 247-5148

         with a copy to:            Porter & Hedges, L.L.P.
                                    700 Louisiana
                                    Houston, Texas 77210-4744
                                    Attn: Samuel N. Allen, Esquire
                                    (713)226-0629
                                    Facsimile:  (713) 228-1331

Either party hereto may change its address for notice by giving three (3) days prior written notice thereof to the other party.

         Section 16. Assigns; Beneficiaries. This Agreement shall inure to the benefit of and be binding on the parties hereto and their respective heirs, legal representatives, successors, and assigns. This Agreement is for the sole benefit of Seller and Purchaser, and no third party is intended to be a beneficiary of this Agreement.

         Section 17. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New Mexico.

         Section 18. Entire Agreement. This Agreement is the entire agreement between Seller and Purchaser concerning the sale of the Property, and no modification hereof or subsequent agreement relative to the subject matter hereof shall be binding on either party unless reduced to writing and signed by the party to be bound. Exhibits A through E, inclusive, attached hereto, are incorporated herein by this reference for all purposes.


                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement on September 2, 1997.

                                  PURCHASER:

                                  KEY FOUR CORNERS, INC.


                                  By: /s/ Kenneth V. Huseman
                                  Name: Kenneth V. Huseman
                                  Title: Vice President

                                  SELLER:

                                  COLEMAN OIL & GAS CO.


                                  By: /s/ George E. Coleman
                                  Name: George E. Coleman
                                  Title: President



                                  /s/ George E. Coleman
                                  ----------------------
                                  GEORGE E. COLEMAN


                       Schedule of Exhibits and Schedules


A        -        Description of Land

B        -        Description of Personal Property

C        -        List of Property Agreements

D        -        Form of General Warranty Deed

E        -        Form of Bill of Sale and Assignment

8(k)     -        Environmental conditions





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